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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                                 (RULE 14d-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 --------------
                          HUSSMANN INTERNATIONAL, INC.
                            (Name of Subject Company)

                          HUSSMANN INTERNATIONAL, INC.
                        (Name of Person Filing Statement)
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                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)
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                                   448110 10 6
                      (CUSIP Number of Class of Securities)
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                              BURTON HALPERN, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          HUSSMANN INTERNATIONAL, INC.
                           12999 ST. CHARLES ROCK ROAD
                         BRIDGETON, MISSOURI 63044-2483
                                 (314) 291-2000
   (Name, Address and Telephone Number of Person Authorized to Receive Notice
          and Communications on Behalf of the Person Filing Statement)
                                 --------------
                                    Copy to:

                            RICHARD D. KATCHER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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|X|   Check the box if the filing relates solely to preliminary
      communications made before the commencement of a tender offer

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



[Hussmann International, Inc.  Logo]


May 12, 2000


Dear Fellow Hussmannites,

Today we announced an agreement under which a tender offer will be made by the Ingersoll-Rand Company to acquire the outstanding stock of Hussmann International for $29.00 a share in cash. (Attached is a joint news release announcing same.)

This price per share in my judgment indicates the intrinsic value of Hussmann and provides our shareholders over a 100% premium to the pre-announcement market value. A home run for the Hussmann investment community.

But that's not what this memo is about; this memo is about how I feel this merger could affect our employees.

My straight forward, candid answer is, I see nothing but upside opportunity for you and the Company.

I realize this comes as a surprise and wish we could have talked about it with you before the announcement. But because we and Ingersoll-Rand are both public companies, we simply couldn't do that.

Legally, we could not talk to either of our employee groups before we released this information to our stockholders and the public.

Ingersoll-Rand is a superb company. In my Hussmann career, we have been owned by a food company, a conglomerate and a beverage company. This will be the first time we will be owned by a large, broad-based manufacturing company. This has distinct advantages for us in understanding and support for our business.

As compared to Hussmann being an independent public company, Ingersoll-Rand's size and financial markets presence will give us enhanced stability and access to capital resources despite today's turbulent financial markets.

Ingersoll-Rand also has extensive global operations which are a platform on which we can accelerate our expansion into a truly global enterprise able to serve our global customers, wherever they operate, from our own nearby bases.

Ingersoll-Rand's primary interest in the acquisition of Hussmann is to include us alongside their Thermo King business unit as their first step to develop a world class Climate Control Refrigeration Company.

Hussmann International, Inc., therefore, will remain intact, and report directly to Ingersoll-Rand's Chairman and CEO.

Besides, the synergy of opportunities mentioned earlier, Ingersoll-Rand has revenues approaching eight (8) billion, operating income of 1.1 billion and free cash flow of over 500 million.

With this kind of firepower as support, we will no doubt be able to grow Hussmann at a much faster rate than we had planned.

While all of this is good rationale for combining our businesses, I know each of us is concerned about what the impact will be on us and our associates. Near term, I expect things will stay pretty much as they are today.

Although there may be some opportunities for both companies to get better utilization of some of our facilities without disruption of either company's operations.

All Hussmann options will vest and be cashed out for the difference between the strike price and the $29.00 net price per share. The difference per share will be taken as ordinary income.

No benefits, comp plans, etc., will be affected in 2000. Everything that's in place. . .will stay in place.

The Ingersoll-Rand tender offer is expected to close before June 30 [unless extended] and is subject to a majority of Hussmann's outstanding shares on a fully diluted basis being validly tendered, and to customary government filings and other customary conditions. We expect the offer to be consummated by the end of the second quarter.

During the interim, just continue that Hussmann maximum effort to bring in another record year.

We will be communicating other details as they unfold, as well as, I am in the midst of planning as many field trips as possible to expand our employee communication.

Hang in there. . .and trust me when I say, this is a "win-win" for the Company and its employees.

/s/ J. Larry Vowell

J. Larry Vowell

Investors and security holders are strongly advised to read the Hussmann International solicitation/recommendation statement regarding the tender offer referred to in this e-mail when it becomes available, because it will contain important information. The solicitation/recommendation statement will be filed by Hussmann with the Securities and Exchange Commission ("SEC"). Investors and security holders may obtain a free copy of this statement (when available) and other documents filed by Hussmann at the SEC's web site at www.sec.gov. The solicitation/recommendation statement and such other documents may be obtained by Hussmann International stockholders free of charge by contacting the information agent, Georgeson Shareholders Communications, Inc., at (800) 223-2064.